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                                                                   EXHIBIT 20.1

                            [HEALTHCARE REALTY TRUST]

                                  NEWS RELEASE
--------------------------------------------------------------------------------

Contact: David R. Emery                          Timothy G. Wallace
         Chairman and Chief Executive            Executive Vice President, Chief
         Officer                                 Financial Officer
         (615) 269-8175                          (615) 269-8175


                        HEALTHCARE REALTY TRUST COMPLETES
                           $900 MILLION ACQUISITION OF
                          CAPSTONE CAPITAL CORPORATION

         NASHVILLE, TENNESSEE October 15, 1998 -- Healthcare Realty Trust Incorporated (NYSE:HR) announced today the completion of its acquisition of Capstone Capital Corporation (NYSE:CCT). Healthcare Realty Trust is now the largest real estate investment trust focused exclusively on healthcare-related properties, with investments of $1.4 billion.

         Each Capstone common share was exchanged for .8518 Healthcare Realty common share with the issuance of approximately 19 million new HR common shares. In addition, Healthcare Realty Trust has assumed approximately $359 million in debt and issued approximately $75 million in new preferred shares at a one-to-one ratio for each Capstone preferred share.

         David R. Emery, Healthcare Realty Trust's Chairman and Chief Executive Officer commented, "The combination of the two companies enables Healthcare Realty Trust to further its strategic goals and provides an unique opportunity to expand our portfolio of high-quality properties affiliated with leading healthcare providers. We expect to provide property management services to many of the acquired properties and to provide property management and real estate services to other properties of Capstone's clients."

         Healthcare Realty Trust is a real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. The Company's portfolio is comprised of fourteen facility types, located in 122 markets nationwide, and operated pursuant to contractual arrangements with 62 healthcare providers. Since commencing operations in June 1993, the Company has invested or committed to invest, over $1.4 billion in 273 income-producing real estate properties, totaling over 4.7 million square feet. The Company provides property management or asset management services to approximately 10 million square feet nationwide.

         Forward-looking statements contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1997.

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